UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DANAOS CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y1968P 10 5

(CUSIP Number)

Finnbarr D. Murphy

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

Telephone: (212) 309-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 10, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y1968P 10 5		SCHEDULE 13D/A

1	Name of Reporting Persons Danaos Investment Limited as Trustee of the 883 Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 67,828,140 shares of Common Stock

	8	Shared Voting Power None

	9	Sole Dispositive Power 67,828,140 shares of Common Stock

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 67,828,140 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 32.4%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. Y1968P 10 5		SCHEDULE 13D/A

1	Name of Reporting Persons John Coustas

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 67,828,140 shares of Common Stock (1)

	8	Shared Voting Power None

	9	Sole Dispositive Power 67,828,140 shares of Common Stock (1)

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 67,828,140 shares of Common Stock (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 32.4%

14	Type of Reporting Person (See Instructions) IN

(1) These shares of Common Stock are held by Danaos Investment Limited as Trustee of the 883 Trust (“DIL”), which has sole voting and dispositive control over these shares of Common Stock.  The beneficiaries of the 883 Trust are Dr. Coustas and members of his immediate family. The board of directors of DIL consists of four members, none of whom is a beneficiary of the 883 Trust or member of the Coustas family, and has voting and dispositive control over the shares held by the 883 Trust.  Dr. Coustas has certain powers to remove and replace DIL as Trustee of the 883 Trust and, accordingly, he may be deemed to beneficially own these 67,828,140 shares of Common Stock.  This does not necessarily imply economic ownership of the securities.

This Amendment No. 1 to the Statement on Schedule 13D originally filed on August 16, 2010 (the “Statement”) is being filed by (i) Danaos Investment Limited, a company organized under the laws of New Zealand, as Trustee of the 883 Trust, a trust established under the laws of England and Wales (“DIL”), and (ii) Dr. John Coustas (“Dr. Coustas” and, together with DIL as Trustee of the 883 Trust, the “Reporting Persons”).  The purpose of this Amendment No. 1 is to report changes to Items 2, 3, 4, 5 and 6 of the Statement to describe certain agreements entered into by the Reporting Persons in connection with the debt refinancing (the “Refinancing”) of Danaos Corporation (the “Company”) and its subsidiaries (the “Group”), pursuant to the terms of that certain debt refinancing agreement dated June 19, 2018, as thereafter amended and/or restated from time to time (the “Refinancing Agreement”).  The closing date of the Refinancing (the “Closing Date”) was August 10, 2018.

Items 2, 3, 4, 5, and 6 of the Statement are hereby amended as follows:

Item 2.         Identity and Background

Item 2 of the Statement is hereby amended by adding the following sentences immediately after the first paragraph of Item 2:

This Amendment No. 1 is being filed pursuant to a Joint Filing Agreement (which is filed as Exhibit 1 and incorporated herein by reference) between the Reporting Persons.

See Schedule A, as revised, hereto for information regarding the additional persons listed thereon.

Item 3.         Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended by adding the following paragraphs prior to the last paragraph of Item 3:

In December 2011, 195,000 shares of Common Stock were granted to Dr. Coustas as an equity award and are held by DIL.

As of August 14, 2018, two directors of DIL beneficially own shares of Common Stock:

(a)                                 Iraklis Prokopakis (who is also the Senior Vice President, Treasurer and Chief Operating Officer of the Company) beneficially owns 471,384 shares of Common Stock, or less than 1.0% of the outstanding Common Stock, which were acquired (i) from Protector Holdings Inc. in June 2016 in exchange for an equivalent interest therein, (ii) from the Company in a private placement in August 2010 using personal funds, (iii) as equity awards granted in December 2011, and (iv) in open market transactions from time to time using personal funds.

(b)                                 Evangelos Chatzis (who is also the Chief Financial Officer and Secretary of the Company) beneficially owns 125,000 shares of Common Stock, or less than 1.0% of the outstanding Common Stock, which were granted to Mr. Chatzis as an equity award in December 2011.

(the directors in (a) and (b), the “Shareholder Directors”).

Each of the Shareholder Directors has sole voting and dispositive power with respect to such shares.  The principal place of business of each of the Shareholder Directors is c/o 14 Akti Kondyli, 185 45 Piraeus, Greece.

Item 4.         Purpose of Transaction

Item 4 of the Statement is hereby amended by adding the following paragraph to the end of Item 4:

As part of the Refinancing:

(a)                                 On July 31, 2018, the Group entered into new credit facilities with such lenders that agreed to provide ongoing financing to the Company following the consummation of the Refinancing (such lenders, the “Lenders” and the new credit facilities, the “New Facilities”).  The Company issued to the Lenders an aggregate of 99,342,271 shares of Common Stock on the Closing Date, representing 47.5% of its issued and outstanding shares of Common Stock after giving effect to such issuance, and which issuance ratably diluted the existing holders of the Company’s Common Stock, including DIL.

(b)                                 On the Closing Date, DIL, along with each Lender, entered into a stockholders agreement (the “Stockholders Agreement”) with the Company to, among other matters, set forth certain rights and restrictions concerning DIL’s relationship with, and equity holding in, the Company, including in respect of the governance of the Company and the sale and transfer of DIL’s shares of Common Stock.  Among other provisions, pursuant to the Stockholders Agreement, DIL has agreed to reinvest a cash amount equal to 50% of any dividend payment it receives from the Company by way of subscription for shares of Common Stock issued by the Company within six months of the receipt of such dividend payments, or alternatively, place such amounts in escrow to be released in connection with consummating such a dividend reinvestment (or, if not yet reinvested, to be released to DIL following the earlier of the repayment in full of the New Facilities or June 30, 2024).  Such reinvestment will be made by DIL by way of subscription of Common Stock in a public offering by the Company at the price offered to the public in such offering or, if there is no such public offering during that six-month period, in a private placement based on the volume weighted average trading price of the Common Stock on the NYSE over the consecutive thirty (30) trading day period prior to one business day prior to the closing of such private placement.  Under the Stockholders Agreement, the parties thereto have agreed to cause the Board of Directors of the Company to consist of up to nine directors, with a majority of such directors being independent within the meaning of the NYSE listing rules.  The Stockholders Agreement further states that, on the Closing Date, the Board of Directors of the Company would consist of seven directors:  Dr. John Coustas, Iraklis Prokopakis, George Economou, William Repko, Myles R. Itkin, Miklós Konkoly-Thege and Petros Christodoulou.  The Stockholders Agreement also gives DIL, together with the Company’s lenders receiving shares of Common Stock in connection with the Refinancing, the right to participate as a purchaser in any primary offering of shares of Common Stock by the Company, unless such holder is selling concurrently with such offering, on a pro rata basis based on the respective holder’s percentage share ownership of Common Stock at the time of such offering, subject to customary exceptions, including for share issuances pursuant to equity compensation arrangements or as acquisition consideration.  A copy of the Stockholders Agreement is filed as Exhibit 2 and is incorporated herein by reference.

(c)                                  On the Closing Date, DIL, the Company and each Lender entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Company has agreed to register for resale under the Securities Act the shares of Common Stock issued to such lenders in the Refinancing as well as shares of Common Stock issued to DIL pursuant to the Backstop Agreement described below or, generally, its dividend reinvestment obligation described above, subject to the limitations contained therein.  The Registration Rights Agreement requires the Company to file with the SEC a shelf registration statement to register resales of Common Stock received by such lenders and DIL and to use commercially reasonable efforts to have the SEC declare it effective no later than 90 days after the Closing Date and maintain its effectiveness.  The Registration Rights Agreement also includes provisions, effective from 90 days after the Follow-on Equity Raise (as defined below), until the date five years after the occurrence of the Follow-on Equity Raise:  (i) providing for demand registration rights in the event there is not an effective shelf registration statement at the time, (ii) requiring the Company to provide customary marketing assistance and cooperation in connection with any shelf take-down offering requested in accordance with the terms thereof and (iii) providing for piggyback registration rights, with customary cutbacks, with respect to such securities.  A copy of the Registration Rights Agreement is filed as Exhibit 3 and is incorporated herein by reference.

(d)                                 On the Closing Date, DIL entered into a Contribution Agreement with the Company (the “Contribution Agreement”), pursuant to which DIL provided a capital contribution in an amount of US$10,000,000 (the “Contribution Amount”) to the Company on the Closing Date, for which DIL did not receive shares of Common Stock or other interests in the Company.  A copy of the Contribution Agreement is filed as Exhibit 4 and is incorporated herein by reference.

(e)                                  As part of its financial and operating commitments in connection with the Refinancing, DIL entered into a subordinated loan agreement with the Company on the Closing Date making a loan available to the Company (the “Loan”) to satisfy its obligation to backstop any shortfall in the minimum consolidated aggregate cash balance of the Group, being an aggregate amount of US$60,000,000, required under the New Facilities as at September 30, 2018 (such loan agreement, the “Subordinated Loan Agreement”).  The Loan will bear no interest, and the Company will repay the aggregate principal amount of the Loan in full one business day following the date on which all amounts under the New Facilities have been repaid in full.  A copy of the Subordinated Loan Agreement is filed as Exhibit 5 and is incorporated herein by reference.

(f)                                   Pursuant to the Refinancing Agreement, the Company has agreed to use commercially reasonable efforts to consummate, within 18 months of the Closing Date, an offering of Common Stock for aggregate net proceeds of not less than US$50,000,000 (the “Follow-on Equity Raise”).  On the Closing Date, DIL entered into a backstop agreement with the Company (the “Backstop Agreement”), pursuant to which DIL has agreed, to the extent that the aggregate net proceeds of such offering are less than US$50,000,000, to purchase up to US$10,000,000 of Common Stock of the Company in such public offering at the price to the public in such offering.  In the event that the Company determines not to, or fails to, complete a Follow-on Equity Raise within such time period, DIL has agreed to invest US$10,000,000 for Common Stock of the Company in a private placement at a price per share determined in accordance with the Backstop Agreement.  A copy of the Backstop Agreement is filed as Exhibit 6 and is incorporated herein by reference.

(g)                                  On the Closing Date, the Company entered into an amended and restated restrictive covenant agreement with DIL and Dr. Coustas (the “Amended and Restated Restrictive Covenant Agreement”) that supersedes the existing restrictive covenant agreement between the parties originally entered into on September 18, 2006, and that, among other things, (1) extends its term until December 31, 2024 and (2) permits Dr. Coustas and DIL to terminate the agreement upon the occurrence of certain transactions constituting a “Change of Control” of the Company which are not within the control of Dr. Coustas or DIL, including where Dr. Coustas ceases to be both the Chief Executive Officer of the Company and a director of the Company without his consent in connection with a hostile takeover of the Company by a third party. A copy of the Amended and Restated Restrictive Covenant Agreement is filed as Exhibit 7 and is incorporated herein by reference.

Each of the Shareholder Directors acquired their shares of Common Stock for investment purposes.  Each of the Shareholder Directors and, other than as described elsewhere in the Statement and this Amendment No. 1, each of the Reporting Persons, has no present plans or proposals which would relate to, or would result in, any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Each of the Shareholder Directors and each of the Reporting Persons reserves the right to change their respective intentions, as they deem appropriate.  Depending on market conditions and other factors that they may deem material, each of the Shareholder Directors and each of the Reporting Persons may, in privately negotiated transactions, in the open market or otherwise, purchase additional shares of Common Stock and/or related securities, dispose of all or a portion of the shares of Common Stock or related securities that they now beneficially owns or may acquire hereafter, and/or enter into transactions that increase or hedge their economic exposure to the shares of Common Stock without affecting their beneficial ownership.

Item 5            Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated to read as follows:

DIL, as Trustee of the 883 Trust, is the owner of 67,828,140 shares of Common Stock, which represents 32.4% of the issued and outstanding shares of Common Stock as of August 14, 2018.  DIL, as Trustee of the 883 Trust, has sole voting and dispositive control over these shares of Common Stock.  The beneficiaries of the 883 Trust are Dr. Coustas and members of his immediate family. The board of directors of DIL consists of four members, none of whom is a beneficiary of the 883 Trust or member of the Coustas family, and has voting and dispositive control over the shares held by the 883 Trust.  Dr. Coustas has certain powers to remove and replace DIL as Trustee of the 883 Trust and, accordingly, he may be deemed to beneficially own these 67,828,140 shares of Common Stock.  This does not necessarily imply economic ownership of the securities.

Iraklis Prokopakis beneficially owns 471,384 shares of Common Stock, or less than 1.0% of the issued and outstanding shares of Common Stock as of August 14, 2018.  He has sole voting and dispositive power with respect to such shares.

Evangelos Chatzis beneficially owns 125,000 shares of Common Stock, or less than 1.0% of the issued and outstanding shares of Common Stock as of August 14, 2018.  He has sole voting and dispositive power with respect to such shares.

(a)                                 Aggregate number and percentage of shares of Common Stock beneficially owned as of August 14, 2018 by each of the Reporting Persons:

Number of Shares of Common Stock:

Danaos Investment Limited as Trustee of the 883 Trust	67,828,140
Dr. John Coustas	67,828,140

Percentage of Common Stock:

Danaos Investment Limited as Trustee of the 883 Trust	32.4%
Dr. John Coustas	32.4%

(b)                                 Number of shares of Common Stock beneficially owned as of August 14, 2018 as to which the Reporting Persons have:

(i)                                     sole power to vote or direct the vote:

Name	Number of Shares
Danaos Investment Limited as Trustee of the 883 Trust	67,828,140
Dr. John Coustas	0

(ii)                                  sole power to dispose or direct the disposition of:

Name	Number of Shares
Danaos Investment Limited as Trustee of the 883 Trust	67,828,140
Dr. John Coustas	0

(c)                                  No other transactions in the Company’s Common Stock by the Reporting Persons and the Shareholder Directors were effected in the past 60 days.

(d)                                 The beneficiaries of the 883 Trust, which include Dr. Coustas and members of his family, have the right to receive any dividends from, or the proceeds from any sale of, shares of Common Stock owned of record by Danaos Investment Limited, as Trustee of the 883 Trust.  Each of the Shareholder Directors has the right to receive any dividends from, or the proceeds from any sale of, shares of Common Stock that he owns.

(e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

See the responses to Item 3, Item 4 and Item 5, which are incorporated by reference.

Item 7.         Materials to be Filed as Exhibits

Exhibit No.	Description of Document
Exhibit 1	Joint Filing Agreement, dated as of August 14, 2018, between Dr. John Coustas and Danaos Investment Limited as the Trustee of the 883 Trust
Exhibit 2

Stockholders Agreement, dated as of August 10, 2018, among Danaos Corporation and the stockholders bound thereby (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K, filed August 14, 2018)

Exhibit 3

Registration Rights Agreement, dated as of August 10, 2018, among Danaos Corporation and the stockholders bound thereby (incorporated by reference to Exhibit 10.3 to the Company’s Report on Form 6-K, filed August 14, 2018)

Exhibit 4

Contribution Agreement, dated as of August 10, 2018, between Danaos Corporation and Danaos Investment Limited (incorporated by reference to Exhibit 10.7 to the Company’s Report on Form 6-K, filed August 14, 2018)

Exhibit 5

Subordinated Loan Agreement, dated as of August 10, 2018, between Danaos Corporation and Danaos Investment Limited (incorporated by reference to Exhibit 10.6 to the Company’s Report on Form 6-K, filed August 14, 2018)

Exhibit 6

Backstop Agreement, dated as of August 10, 2018, among Danaos Corporation, Danaos Investment Limited and Danaos Shipping Company Limited (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K, filed August 14, 2018)

Exhibit 7

Amended and Restated Restrictive Covenant Agreement, dated as of August 10, 2018, among Danaos Corporation, Dr. John Coustas and Danaos Investment Limited as the Trustee for the 883 Trust (incorporated by reference to Exhibit 10.5 to the Company’s Report on Form 6-K, filed August 14, 2018)

[The remainder of this page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated: August 14, 2018

DANAOS INVESTMENT LIMITED AS TRUSTEE OF THE 883 TRUST

By:	/s/ Iraklis Prokopakis
	Name:	IRAKLIS PROKOPAKIS
	Title:	Director

By:	/s/ Evangelos Chatzis
	Name:	EVANGELOS CHATZIS
	Title:	Director

JOHN COUSTAS

/s/ John Coustas

Schedule A

DANAOS INVESTMENT LIMITED

c/o 14 Akti Kondyli

185 45 Piraeus

Greece

Controlling Persons, Directors and Executive Officers of Danaos Investment Limited, a company organized under the laws of New Zealand:

Name	Position	Principal Occupation	Business Address	Citizenship
Ross John Hanning	Director	Financial Consultant	c/o 14 Akti Kondyli, 185 45 Piraeus, Greece	New Zealand
Iraklis Prokopakis	Director	Senior Vice President, Treasurer and Chief Operating Officer of Danaos Corporation	c/o 14 Akti Kondyli, 185 45 Piraeus, Greece	Greece
Evangelos Chatzis	Director	Chief Financial Officer and Secretary of Danaos Corporation	c/o 14 Akti Kondyli, 185 45 Piraeus, Greece	Greece
Konstantinos Sfyris	Director	Shipping Consultant	c/o 14 Akti Kondyli, 185 45 Piraeus, Greece	Greece
First Names (Switzerland) Limited	Sole Stockholder

First Names (Switzerland) Limited is organized under the laws of Switzerland.

As reported under Items 3 and 5, Messrs. Prokopakis and Chatzis beneficially own shares of Common Stock of Danaos Corporation.  Both Messrs. Prokopakis and Chatzis are citizens of Greece.

During the last five years, no person on this Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

DR. JOHN COUSTAS

c/o 14 Akti Kondyli

185 45 Piraeus

Greece

Dr. Coustas’ principal occupation is serving as President and Chief Executive Officer of Danaos Corporation.

Except as reported under Item 5, Dr. Coustas does not beneficially own any shares of Common Stock of Danaos Corporation. Dr. Coustas is a citizen of Greece.

EXHIBIT INDEX

Exhibit No.	Description of Document
Exhibit 1	Joint Filing Agreement, dated as of August 14, 2018, between Dr. John Coustas and Danaos Investment Limited as the Trustee of the 883 Trust
Exhibit 2

Stockholders Agreement, dated as of August 10, 2018, among Danaos Corporation and the stockholders bound thereby (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K, filed August 14, 2018)

Exhibit 3

Registration Rights Agreement, dated as of August 10, 2018, among Danaos Corporation and the stockholders bound thereby (incorporated by reference to Exhibit 10.3 to the Company’s Report on Form 6-K, filed August 14, 2018)

Exhibit 4

Contribution Agreement, dated as of August 10, 2018, between Danaos Corporation and Danaos Investment Limited (incorporated by reference to Exhibit 10.7 to the Company’s Report on Form 6-K, filed August 14, 2018)

Exhibit 5

Subordinated Loan Agreement, dated as of August 10, 2018, between Danaos Corporation and Danaos Investment Limited (incorporated by reference to Exhibit 10.6 to the Company’s Report on Form 6-K, filed August 14, 2018)

Exhibit 6

Backstop Agreement, dated as of August 10, 2018, among Danaos Corporation, Danaos Investment Limited and Danaos Shipping Company Limited (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K, filed August 14, 2018)

Exhibit 7

Amended and Restated Restrictive Covenant Agreement, dated as of August 10, 2018, among Danaos Corporation, Dr. John Coustas and Danaos Investment Limited as the Trustee for the 883 Trust (incorporated by reference to Exhibit 10.5 to the Company’s Report on Form 6-K, filed August 14, 2018)